82-2142

04 MAR -2 AM 7:21

invensys

RLS Admin/Letters/2004/0014
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

04010162

19 February 2004

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

3/2

"emailalert@hemscott.co.uk" <emailalert
19/02/2004 11:31

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:6054V
Invensys PLC
19 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, LLC

3) Please state whether notification indicates that it is in
respect
of holding of the shareholder named in 2 above or in respect of
a
non-beneficial interest or in the case of an individual holder
if it
is a holding of that person's spouse or children under the age
of 18

The registered holders of the shares in which Brandes
Investment
Partners, LLC has an interest are approximately 580
custodian
banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder,
the
number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

13 February 2004

11) Date company informed

19 February 2004

12) Total holding following this notification

491,067,605

13) Total percentage holding of issued class following this notification

14.03%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213539

16) Name of company official responsible for making this notification

Lisa Todd, Company Secretarial Assistant

Date of notification: 19 February 2004

END

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